Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE

Stage Stores Announces Retirement of Ernest Cruse, EVP Store Operations, Houston Division; Names Jon Gunnerson SVP Director of Stores, Houston Division

HOUSTON, TX, February 26, 2010 – Stage Stores, Inc. (NYSE: SSI) today announced that Ernest Cruse, Executive Vice President Store Operations, Houston Division, is retiring from the Company effective March 1, 2010. Cruse, 59, began his career with the Company 44 years ago.

Andy Hall, President and CEO, commented, "We want to sincerely thank Ernie for his 44 years of dedicated service and for his invaluable contributions to our Company. During his long tenure at Stage, his many contributions have shaped the development, growth and success of our Company. He has played a key role in our evolution and was instrumental in positioning us for future growth. We wish him the very best as he begins this new phase of his life."

The Company also announced that Jon Gunnerson, Senior Vice President Store Director, Houston Division, will assume the Position of Senior Vice President Director of Stores, Houston Division. In his new position, Gunnerson will oversee all store operations for the Houston Division, which includes 470 stores located in 17 states. Real Estate, Store Planning and Construction, and Loss Prevention, which formerly reported to Cruse, will fall under Edward Record, the Company's Chief Operating Officer. Gunnerson will report to Hall.

Commenting on Gunnerson's appointment, Hall stated, "I want to congratulate Jon on his appointment. He is a strong, experienced leader with an in-depth understanding of store operations, merchandising, and small town markets. I am confident that he will successfully lead our outstanding store operations team in achieving comparable store sales increases and new store growth."

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 758 stores located in 39 states. The Company operates its stores under the five names of Bealls, Goody's, Palais Royal, Peebles and Stage. For more information about Stage Stores, visit the Company's web site at www.stagestoresinc.com.